UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42024

MINGTENG INTERNATIONAL CORPORATION INC.

(Translation of registrant’s name into English)

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

As disclosed in the report on Form 6-K of Mingteng International Corporation Inc. (the “Company”), at an extraordinary general meeting held on December 15, 2025 (the “Meeting”), the shareholders approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares, at a ratio of not less than 1-for-2 and not more than 1-for-4000, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders, and authorize the Board of Directors to implement such reverse split at its discretion at any time prior to the two-year anniversary of the Meeting.

On January 9, 2026, the Board of Directors of the Company approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-two hundred (1-for-200) (the “Reverse Stock Split”).

The Reverse Stock Split will reduce the number of outstanding Class A ordinary shares of the Company from approximately 242,334,931 to approximately 1,211,675 and will reduce the number of outstanding Class B ordinary shares of the Company from approximately 2,091,000 shares to approximately 10,455 shares. Every two hundred (200) outstanding Class A ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class A ordinary share. Every two hundred (200) outstanding Class B ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class B ordinary share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A ordinary share or Class B ordinary share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. As a result of the Reverse Stock Split, the par value of the Class A ordinary shares and Class B ordinary shares will be increased to $0.002 per share and the number of authorized ordinary shares will be reduced to 1,222,130 ordinary shares, comprising of 1,211,675 Class A ordinary shares and 10,455 Class B ordinary shares.

Upon the opening of the market on January 26, 2026, the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “MTEN”. The new CUSIP number following the Reverse Stock Split is G6S85D117.

The Company believes that the Reverse Stock Split is in the best interest of the Company and its shareholders and is being undertaken for proper corporate purposes.

Pursuant to the warrants to purchase 3,938 Class A ordinary shares, expiring on April 17, 2029, with an exercise price of US$4.80 per share, the exercise price and the number of Class A ordinary shares issuable upon exercise of such warrants shall be adjusted in the event of any share consolidation, subdivision or similar capital reorganization by dividing the number of ordinary shares into which the warrants are exercisable by the applicable consolidation ratio and multiplying the exercise price thereof by such consolidation ratio, in each case in accordance with the terms of the applicable warrant and subject to rounding to the nearest whole share.

In connection with the Reverse Stock Split, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value. Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of such amended and restated memorandum and articles of association.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated January 22, 2026 titled “Mingteng International Announces 1-for-200 Reverse Stock Split Effective January 26, 2026”

This Report and Exhibit 1.1 of this Report shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-287843), and to be a part thereof from the date on which this current report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association
99.1	Press Release - Mingteng International Announces 1-for-200 Reverse Stock Split Effective January 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2026	Mingteng International Corporation Inc.

	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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